May 31, 2005

British Columbia Securities
Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	Suite 1903 – 20 Queen Street West

701 West Georgia Street	Toronto, Ontario M5H 3S8

Vancouver, B.C. V7Y 1L2

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW, Mail Stop 3-7
Washington, DC 20549

Dear Sirs:

Re:	International Gemini Technology Inc. Notice Pursuant to NI 51-102 — Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated May 30, 2005, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

“James F. Carr-Hilton”

DALE, MATHESON, CARR-HILTON, LABONTE
Chartered Accountants
Per: James F. Carr-Hilton, C.A.

cc:	Charlton & Company, Chartered Accountants P.O. Box 10145 Suite 1620, 701 West Georgia Street Vancouver, B.C. V7Y 1C6

International Gemini Technology Inc. #208 – 828 Harbourside Drive North Vancouver, B.C. V7P 3R9